Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

GRANT OF SHARE OPTIONS AND RESTRICTED SHARES

The Board announces that on March 28, 2014, the Company has granted (i) share options to subscribe for a total of 1,286,700 Shares; and (ii) restricted shares in respect of a total of 729,855 Shares, pursuant to the 2011 Share Incentive Plan.

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that on March 28, 2014, the Company has granted to certain employees (i) share options (the “Share Options”) to subscribe for a total of 1,286,700 ordinary shares of US$0.01 each of the Company (the “Shares”) and (ii) restricted shares in respect of a total of 729,855 Shares pursuant to the 2011 share incentive plan adopted on October 6, 2011 (the “2011 Share Incentive Plan”). Details of the grants are as follows.

(i)	Share Options

Date of grant	March 28, 2014
Exercise price	US$12.98 per Share
Number of underlying Shares involved	1,286,700
Closing price of the Shares on the date of grant	US$12.4867 per Share
Validity period of the Share Options	The Share Options are valid for a period of 10 years from the date of grant

The Share Options were granted with the following vesting dates:

Number of Share Options	Vesting date
21,624 (Note)	March 28, 2016	March 28, 2017
1,265,076	March 28, 2017

Note:	Two-third and one-third of 21,624 Share Options are to be vested on March 28, 2016 and March 28, 2017 respectively.

Among the Share Options granted above, Share Options to subscribe for 320,343 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following director of the Company and details are as follows:

Name	Position	Number of underlying Shares involved
Mr. Ho, Lawrence Yau Lung	Co-chairman, chief executive officer and executive director	320,343

(ii)	Restricted Shares

Date of grant	March 28, 2014
Number of Shares involved	729,855
Vesting Period	Maximum 3 years

Among the restricted share granted above, restricted share in respect of 246,652 Shares were granted, with the approval of the compensation committee of the Company which comprises independent non-executive directors of the Company, to the following directors of the Company and details are as follows:

Name	Position	Number of restricted shares	Number of underlying Shares involved	Vesting date
				March 28, 2015	March 28, 2016	March 28, 2017

Ho, Lawrence Yau Lung	Co-chairman, chief executive officer and executive director	160,171	160,171	0	0	160,171
Packer, James Douglas	Non-executive director (Co-chairman)	9,609	9,609	3,201	3,204	3,204
Chung, Clarence Yuk Man	Non-executive director	9,609	9,609	3,201	3,204	3,204
Tsui, Yiu Wa Alec	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
Wang, John Peter Ben	Non-executive director	9,609	9,609	3,201	3,204	3,204
Mactier, Robert Wason	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
Wu, Thomas Jefferson	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
MacKenzie, James Andrew Charles	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
Craigie, Rowen Bruce	Non-executive director	9,609	9,609	3,201	3,204	3,204
Nisbet, William Todd	Non-executive director	9,609	9,609	3,201	3,204	3,204

The grant of restricted shares as disclosed in this announcement does not constitute non-exempt connected transactions nor notifiable transactions under Chapter 14A or Chapter 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board of
Melco Crown Entertainment Limited
Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Macau, March 31, 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Clarence Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

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